Commtouch Reports Second Quarter 2010 Financial Results

•	Non-GAAP Net Income increased by 29 percent year over year
•	Announced intended acquisition of the Command antivirus division of Authentium

Sunnyvale, Calif. – July 28, 2010 – Commtouch® (NASDAQ: CTCH), a leading email and Web security technology provider, today announced its second quarter 2010 results.

Second Quarter 2010 Financial Highlights:

•	Revenues for the second quarter of 2010 increased by 10% to $4,104 thousand compared to $3,733 thousand in the second quarter of 2009.

•
Operating Income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the second quarter of 2010 increased by 45% to $994 thousand, as compared with GAAP operating income of $684 thousand in the second quarter of 2009.

•	Non-GAAP Operating Income for the second quarter of 2010 increased by 31% to $1,332 thousand, as compared with non-GAAP operating income of $1,015 thousand in the second quarter of 2009.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the second quarter of 2010 increased by 27% to $885 thousand, as compared with $696 thousand in the second quarter of 2009.

•
Non-GAAP net income for the second quarter of 2010 increased by 29% to $1,320 thousand, as compared with non-GAAP net income of $1,027 thousand for the second quarter of 2009. Non-GAAP net income for the second quarter of 2010 excludes $338 thousand of stock-based compensation expenses, recorded in accordance with Financial Accounting ASC 718 as well as $97 thousand of deferred tax expenses.

•	Deferred Revenues (long-term and short-term) as of June 30, 2010 amounted to $3,101 thousand compared to $3,682 thousand in deferred revenues as of December 31, 2009.

•	Operating cash flow for the second quarter of 2010 was $1,178 thousand, compared to $773 thousand in the second quarter of 2009.

•
Cash, short term cash deposits and marketable securities as of June 30, 2010 amounted to $16,036 thousand, compared to $17,275 thousand as of December 31, 2009. The decrease is primarily due to the amount expended in the share buy-back program, as noted below.

•
During the second quarter of 2010, the company continued execution of the new share buy-back program. As of June 30, 2010, the company had expended a total of $2,827 thousand out of the full buy-back program of $5 million, for the repurchase of 757 thousand ordinary shares at an average price of $3.70 per share. The company intends to continue to implement the buy-back plan under the guidance of its Board of Directors.

Business Highlights:

•
Yesterday the company announced that it has signed a definitive Asset Purchase Agreement to acquire the assets, products, licenses, and operations of the Command antivirus division of Authentium, Inc., a Florida-based company.

•	Command antivirus – which also includes technology to protect against spyware, Trojan downloaders, and other threats – is strongly synergetic with the rest of Commtouch’s product portfolio.
•	The acquisition price will range from $4.6 million to approximately $8 million, and is dependent on the achievement of revenue targets for current Authentium customers.
•	The Command antivirus division is profitable and its yearly revenues, based on its current customer base, are estimated to range between $3.5 - $4 million.
•	The Company sees significant business opportunity in upselling the new offering to its existing and future customer base.

Gideon Mantel, Commtouch’s chairman of the board and chief executive officer, commented: “With the completion of the Authentium acquisition, our offerings will become a comprehensive platform, one that gives us an important strategic advantage and puts Commtouch on a par with leading Internet security companies. We will be able to provide to an array of markets numerous products that are greater than the sum of their parts.”

Mr. Mantel added: “This deal comes on the heels of a very strong quarter in terms of profitability, making us confident in our ability to fully leverage the acquisition.”

Business Outlook

Management reaffirms the guidance it provided for 2010 full year results.

Management continues to expect full year 2010 revenues to grow to between $17 million and $18 million. Net income for 2010 is expected to reach approximately $5 million on a non-GAAP basis.

The Company is seeking to close the Authentium acquisition by the end of the third quarter, and will provide an update together with the financial results of the third quarter.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2010 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, July 28, 2010, at 10 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1 888 407 2553;
ISRAEL: 03 918 0644;
INTERNATIONAL: +972 3 918 0644

The call will also be simultaneously broadcast from a link on Commtouch’s website.

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (NASDAQ: CTCH) provides proven messaging and Web security technology to more than 130 security companies and service providers for integration into their solutions. Commtouch’s GlobalView™ and patented Recurrent Pattern Detection™ (RPD™) technologies are founded on a unique cloud-based approach, and work together in a comprehensive feedback loop to protect effectively in all languages and formats. Commtouch technology automatically analyzes billions of Internet transactions in real-time in its global data centers to identify new threats as they are initiated, protecting email infrastructures and enabling safe, compliant browsing. The company’s expertise in building efficient, massive-scale security services has resulted in mitigating Internet threats for thousands of organizations and hundreds of millions of users in 190 countries. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif.

Stay abreast of the latest news at the Commtouch Café: http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the significant business opportunity in upselling the new antivirus offering to new and existing Commtouch customers, b) the company’s confidence in the ability to fully leverage the antivirus acquisition c) the expectation of closure of the acquisition by the end of the third quarter, d) the continuation of the share buyback program and e) the company’s optimistic business outlook for 2010, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (Int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green CCG Investor Relations Tel: (US) 646-201-9246 (Int’l) +972-3-607-4717 commtouch@ccgisrael.com

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30	December 31
	2010	2009
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$16,036	$17,275
Trade receivables	1,952	1,932
Short term deferred tax	1,380	1,417
Prepaid expenses and other accounts receivable	753	643
Total current assets	20,121	21,267

Long-term lease deposits	53	63
Severance pay fund	1,032	945
Property and equipment, net	839	701
Long term deferred tax	965	987
Investment in affiliate	1,227	1,227
Total assets	24,237	25,190

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	338	357
Employees and payroll accruals	914	996
Accrued expenses and other liabilities	293	228
Short-term deferred revenue	2,465	2,834
Total current liabilities	4,010	4,415

Long-term deferred revenue	636	848
Accrued severance pay	1,159	1,050
Total liabilities	1,795	1,898

Shareholders’ equity	18,432	18,877
Total liabilities and shareholders’ equity	$24,237	$25,190

COMMTOUCH SOFTWARE LTD.

 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ thousands, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$4,104	$3,733	$8,183	$7,276

Cost of revenues	652	516	1,261	1,029

Gross profit	3,452	3,217	6,922	6,247

Operating expenses:

Research and development	561	765	1,371	1,551

Sales and marketing	1,024	1,022	2,086	2,020

General and administrative	873	746	1,665	1,478

Total operating expenses	2,458	2,533	5,122	5,049

Operating profit	994	684	1,800	1,198

Financial (expenses) income, net	(12)	12	(62)	(66)

Income before taxes	982	696	1,738	1,132

Taxes on income	97	-	59	-

Net income attributable to ordinary and equivalently participating shareholders	$885	$696	$1,679	$1,132

Earning per share- basic	$0.04	$0.03	$0.07	$0.05

Earning per share- diluted	$0.04	$0.03	$0.07	$0.04

Weighted average number of shares outstanding:
Basic	23,404	24,717	23,719	24,887

Diluted	24,726	25,069	25,075	25,230

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP
(In US$ thousands)

	Three months ended
	June 30

	GAAP		Non GAAP	GAAP		Non GAAP
	2010	Adjustments	2010	2009	Adjustments	2009
	Unaudited

Revenues	$4,104		$4,104	$3,733		$3,733

Cost of revenues	652	10	642	516	10	506

Gross profit	3,452	(10)	3,462	3,217	(10)	3,227

Operating expenses:

Research and development	561	80	481	765	75	690

Sales and marketing	1,024	97	927	1,022	74	948

General and administrative	873	151	722	746	172	574

Total operating expenses	2,458	328	2,130	2,533	321	2,212

Operating profit	994	338	1,332	684	331	1,015

Financial (expenses) income, net	(12)		(12)	12		12

Income before taxes	982		1,320	696		1,027

Taxes on income	97	97	-	-	-	-

Net income	885		$1,320	$696		$1,027

Earning per share- basic	$0.04		$0.06	$0.03		$0.04

Earning per share- diluted	$0.04		$0.05	$0.03		$0.04

Weighted average number of shares outstanding:
Basic	23,404		23,404	24,717		24,717

Diluted	24,726		24,726	25,069		25,069

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP
(In US$ thousands)

	Six months ended
	June 30

	GAAP		Non GAAP	GAAP		Non GAAP
	2010	Adjustments	2010	2009	Adjustments	2009
	Unaudited

Revenues	$8,183		$8,183	$7,276		$7,276

Cost of revenues	1,261	19	1,242	1,029	20	1,009

Gross profit	6,922	(19)	6,941	6,247	(20)	6,267

Operating expenses:

Research and development	1,371	153	1,218	1,551	146	1,405

Sales and marketing	2,086	190	1,896	2,020	146	1,874

General and administrative	1,665	307	1,358	1,478	347	1,131

Total operating expenses	5,122	650	4,472	5,049	639	4,410

Operating profit	1,800	669	2,469	1,198	659	1,857

Financial (expenses) income, net	(62)		(62)	(66)		(66)

Income before taxes	1,738		2,407	1,132		1,791

Taxes on income	59		-	-		-

Net income	1,679		$2,407	$1,132		$1,791

Earning per share- basic	$0.07		$0.10	$0.05		$0.07

Earning per share- diluted	$0.07		$0.10	$0.04		$0.07

Weighted average number of shares outstanding:
Basic	23,719		23,719	24,887		24,887

Diluted	25,075		25,075	25,230		25,230

COMMTOUCH SOFTWARE LTD.

 CONDENSED CONSOLIDATED CASH FLOW DATA
(In US$ thousands)

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$885	$696	$1,679	$1,132

Adjustments:
Depreciation	111	127	239	245
Compensations related to options issued to employees and consultants	335	337	678	666

Changes in assets and liabilities:
(Increase) decrease in trade receivables	(10)	47	(20)	(26)
Decrease in deferred tax	97	-	59	-
Increase in prepaid expenses and other receivables	(110)	(144)	(110)	(130)
(Decrease) increase in accounts payable	(3)	43	(62)	14
(Decrease) increase in employees and payroll accruals, accrued expenses and other liabilities	(8)	2	(17)	(51)
Decrease in deferred revenues	(116)	(359)	(581)	(200)
Capital gain from sale of fixed assets	(9)	-	(9)	-
Increase in accrued severance pay, net	6	24	22	30
Net cash provided by operating activities	1,178	773	1,878	1,680

Cash from investing activities

Change in short term cash deposit	-	241	-	242
Sales of marketable securities	-	(4,949)	-	(2,949)
Change in long - term lease deposits	12	13	10	17
Proceed from sale of fixed assets	9	-	9	-
Investment in afiliate	-	(477)	-	(477)
Purchase of property and equipment	(294)	(80)	(334)	(158)
Net cash used in investing activities	(273)	(5,252)	(315)	(3,325)

Cash flows from financing activities

Buyback of outstanding shares	(805)	(815)	(2,827)	(1,454)
Proceeds from options and warrants exercises	(39)	15	25	70
Net cash used in financing activities	(844)	(800)	(2,802)	(1,384)

(Decrease) increase in cash and cash equivalents	61	(5,279)	(1,239)	(3,029)
Cash and cash equivalents at the beginning of the period	15,975	15,911	17,275	13,661
Cash and cash equivalents at the end of the period	$16,036	$10,632	$16,036	$10,632